ENGAGEMENT AGREEMENT

March 10, 2021

Net Savings Link, Inc. (NSAV)
Attention: Mr. James A. Tilton
President
1942 Broadway St.
STE. 314c
Boulder, Colorado
U.S.A. 80302

Dear Mr. Tilton,

This letter confirms our complete understanding with respect to the retention of SBC Investor Relations Inc. ("SBC"), as the consultant to NSAV. (the "Company"), as it relates to public relations matters (the "PR work").

Upon the terms and subject to the conditions set forth hereinafter, the parties hereto agree as follows:

1.   Appointment. The Company hereby retains SBC and SBC hereby agrees to act as the Company's non-exclusive consultant as more specifically set forth in paragraph 2 below, effective as of the date hereof (the "Effective Date").

2.   Scope and Certain Conditions of Services. The Company hereby retains SBC to consult with and advise the Company with respect to various Public Relations matters and strategy on how to be more efficient with communication to the public. SBC will not consult on public securities matters.

3.   Fees and Compensation. In consideration for the services rendered by SBC hereunder, the Company agrees to pay SBC the following fees and other compensation:

a.   A non-refundable consulting fee (the "Retainer") in the amount of seventy-thousand dollars ($70,000) to be payable to SBC by the Company at the time of signing this letter but this is waived. And therefore, there is NO retainer fee received for this initial exercise. The Company will issue USD $200K Series

Preferred B shares to SBC at the signing of the agreement.

b.   The Company agrees to prepay SBC for its expenses like travelling and lodging, but SBC must get written prior approval from the Company.

4.   Term of Retention. This Engagement Agreement shall terminate starting at the close of business August 31, 2021, with a written notice. Notwithstanding anything herein to the contrary, the obligation to pay the Fees and Compensation set forth in paragraph 3 (a) and (b), the Expenses as set forth in paragraph 3 (d) shall survive any termination or expiration of this Engagement Agreement. Moreover, it is expressly understood and agreed by the parties hereto that any financing, whether debt or equity, of the Company, secured or placed within twelve (12) months of the termination or expiration of this Engagement Agreement with any investors or lenders, provided that the prospective investor candidate was presented information on the Company by SBC and had discussion with SBC during the Term shall result in such fees and compensation being due and payable by the Company to SBC as required by paragraph 3 of this Engagement Agreement. All of the services are on best efforts basis.

5.   Preferential Right. If the Company closes a Placement or a Transaction during the Term, for the twelve-month period commencing on the later of (i) the date of the closing of the Placement or (ii) the date of the closing of any Transaction, SBC shall have a preferential right whereby the Company will offer SBC the first opportunity to provide any financing arrangements to the Company.

6.   Public Announcements. During the Term, and prior to any press release or other public disclosure relating to services hereunder which is legally allowed by law, the Company and SBC shall confer and reach agreement upon the contents of any such disclosure. Prior to the approval of SBC, SBC shall not be mentioned in any Company press releases nor government filings. See attachment 2.

7.   No General Solicitation. Any offers made in connection with the placement of the private securities will be made only to prospective purchasers on an individual basis and no general solicitation or general advertising in any form will be used to place the private securities.

8.   Miscellaneous. The parties agree that this Agreement will be governed by and construed in accordance with the laws of the Seychelles without reference to its choice of law rules. The parties further agree that any litigation regarding this Agreement will be filed in and heard only by the state or federal courts of Seychelles, and the parties hereby expressly consent and submit to the jurisdiction of such courts. The parties expressly waive their right to trial by jury with respect to any dispute or controversy arising under or pursuant to this Agreement, and consent to a trial by judge instead. The company shall keep this agreement strictly

confidential to the knowledge of its directors only.

This Engagement Agreement constitutes the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and there is no agreements or understandings with respect hereto which are not contained in this Engagement Agreement. This Engagement Agreement may be modified only in writing signed by the party to be charged.

If the foregoing correctly sets forth out understanding with respect to the subject matter hereto, please confirm the same by executing and returning to us the duplicate copy of this Engagement Agreement. SBC will remain committed to entering into this agreement provided it is executed by you on or before March 10, 2021.

Very Truly Yours,



Mr. Lowell Holden
Director
SBC Investor Relations, Inc.

Mr. James A. Tilton,
President
Net Savings Link, Inc.

Agreed and Accepted

As of this 10thday of March 2021

EXHIBIT A
STANDARD TERMS AND CONDITIONS

1. The Company shall promptly provide SBC with all relevant information about the Company (to the extent available to the Company) that shall be reasonably requested or required by SBC which information shall be true, accurate and correct in all material respects at the time furnished.

2. SBC shall keep all information obtained from the Company strictly confidential except: (a) for information which is otherwise publicly available, or previously known to SBC or was obtained by SBC independently of the Company and without breach of SBC's agreement with the Company; (b) SBC may disclose such information to its affiliates, shareholders, officers, directors, representatives, agents, employees and attorneys, and to financial institutions, but shall ensure, to the best of its ability, that all such persons will keep such information strictly confidential; (c) pursuant to any order of a court of competent jurisdiction or other governmental body (SBC will give written notice to the Company of such order within forty-eight (48) hours of receipt of such order); and (d) upon prior written consent of the Company.

3. The Company recognizes that, in order for, SBC to perform properly its obligations in a professional manner, it is necessary that SBC be informed of and, to the extent practicable, participate in meetings and discussions between the Company, on the one hand, and investors and potential investors introduced relating to the matters covered by the terms of SBC's engagement.

4. The Company agrees that any report or opinion, oral or written, delivered to it by SBC is prepared solely for its confidential use and shall not be reproduced, summarized, or referred to in any public document or given or otherwise divulged to any other person, other than its employees and attorneys, without SBC's prior written consent, except as may be required by applicable law or regulation, which consent shall not be unreasonably withheld or delayed.

5. No fee payable by the Company to any other financial advisor or lender shall reduce or otherwise affect any fee payable by the Company to SBC.

6. The Company represents and warrants that; (a) it has full right, power and authority to enter into this Agreement and to perform all of its obligations hereunder; (b) the Agreement has been duly authorized and executed and constitutes a valid and binding agreement of the Company, enforceable in accordance with its terms; and (c) the execution and delivery of the Agreement and the consummation of the transactions contemplated hereby does not conflict with or result in a breach of (i) the Company's certificate of incorporation or by-laws or (ii) any agreement to which the Company is a party by which any of their property or assets is bound.

7. Nothing contained in the Agreement shall be constituted to place SBC and the Company in the relationship of partners or joint ventures. Neither SBC nor the Company shall represent itself as the agent or legal representative of the other for any purpose whatsoever nor shall either have the power to obligate or bind the other in any manner whatsoever. SBC in performing its services hereunder shall at all times be an independent contractor.

8. The Agreement has been and is made solely for the benefit of SBC, the Company and each of the persons, agents, employees, officers, directors and controlling persons referred to in Exhibit B and their respective heirs, executors, personal representatives, successors and assigns, and nothing contained in the Agreement shall confer any rights upon, nor shall this Agreement be construed to create any rights in, any person who is not a party to such Agreement, other than as set forth in this paragraph.

9. The rights and obligations of either party under this Agreement may not be assigned without the prior written consent of the other party hereto and any other purported assignment shall be null and void without force and effect.

10. All communications hereunder, except as may be otherwise specifically provided herein, shall be in writing and shall be mailed, hand delivered, or faxed and confirmed by letter or sent by overnight delivery service, to the party whom it is addressed at the following addresses or such other address as such party may advise the other in writing:

To the Company:

Mr. James A. Tilton,
President
Net Savings Link, Inc.

To SBC :

Mr. Lowell Holden
Director
SBC Investor Relations, Inc.

EXHIBIT B
INDEMNIFICATION

Recognizing that transactions of the type contemplated in this engagement sometimes result in litigation and that the role of SBC is advisory, the Company agrees to indemnify and hold harmless SBC and its affiliates and their irrespective officers, directors, employees, agents and controlling persons ("Indemnified Parties") and against any and all loss, charge, claim, damage, expense and liability whatsoever, including, but not limited to, all attorneys' fees and expenses (hereinafter a "Claim" or "Claims"), related to or arising in any manner out of, based upon, or in connection with: (i) any untrue statement or alleged untrue statement of a material fact made by the Company or any omission or alleged omission of the Company to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any transaction, proposal or any other matter (items (i) and (ii) being hereinafter referred to as a "Matter" or "Matters") contemplated by the engagement of SBC hereunder, and will promptly reimburse the Indemnified Parties for all expenses (including reasonable fees and expenses of legal counsel) as incurred in connection with the investigation of, preparation for or defense of any pending or threatened Claim related to or arising in any manner out of any Matter contemplated by the engagement of SBC hereunder, or any action or proceeding arising there from (collectively, "Proceedings"), whether or not such Indemnified party is a formal party to any such Proceeding. Notwithstanding the foregoing, the Company shall not be liable in respect of any Claims that a court of competent jurisdiction has judicially determined by final judgment (and the time to appeal has expired or the last right of appeal has been denied) which resulted solely or in part from the negligence, gross negligence or willful misconduct of an Indemnified Party or the violation of any securities laws or regulations by an Indemnified Party. The Company further agrees that it will not, without the prior written consent of SBC settle compromise or consent to the entry of any judgment in any pending or threatened proceeding in respect of which indemnification may be sought hereunder (whether or not SBC or any Indemnified Party is an actual or potential party to such Proceeding), unless such settlement, compromise or consent includes an unconditional release of SBC and each other Indemnified Party hereunder from all liability arising out of such proceeding.

In order to provide for just and equitable contribution in any case in which (i) an Indemnified Party is entitled to indemnification pursuant to this Engagement Agreement but it is judicially determined by the entry of a final judgment decree by a court of competent jurisdiction and the time to appeal has expired or the last right of appeal has been denied) that such indemnification may not be enforced in such case, or (ii) contribution may be required by the Company in circumstances for which an Indemnified party is otherwise entitled to indemnification under the Agreement, then, and in each such case, the Company shall contribute to the aggregate losses, Claims, damages and/or liabilities in an amount equal to the amount for which indemnification was held unavailable. Notwithstanding the foregoing, SBC shall not be obligated to contribute any amount hereunder that exceeds the amount of fees previously received by SBC pursuant to this Agreement.

The Company further agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company for or in connection with SBC engagement hereunder except for Claims that a court of competent jurisdiction shall have determined by final judgment (and the time to appeal has expired or the last right of appeal has been denied) resulted solely or in part from the negligence, gross negligence or willful misconduct of such Indemnified Party or the violation of any securities laws or regulations by an Indemnified Party. The indemnity, re imbursement and contribution obligations of the Company set forth herein shall be in addiction to any liability which the Company may otherwise have an shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company or an Indemnified Party.

The indemnity, reimbursement and contribution provisions set forth herein shall remain operative and full force and effect regardless of (i) any withdrawal, termination or consummation of or failure to initiate or consummate any Matter referred to herein, (ii) any investigation made by or on behalf of any party hereto or any person controlling any party hereto, (iii) any termination or the completion or expiration of this Engagement Agreement with SBC and (iv) whether or not SBC shall, or shall not be called upon to, render any formal or informal advice in the course of such engagement.

Unless otherwise defined, capitalized terms used herein shall have the meaning ascribed to them in the Engagement Agreement.

EXHIBIT C
JURISDICTION

Each of the Company and SBC hereby irrevocably attorns any dispute or difference arising out of or in connection with this contract shall be determined by the appointment of a single arbitrator to be agreed between the parties, or failing agreement within fourteen days, after either party has given to the other a written request to concur in the appointment of an arbitrator, by an arbitrator to be appointed by the President or a Vice President of the Chartered Institute of Arbitrators

Each of SBC and the Company hereby waives, and the Company agrees not to assert in any such suit, action or proceeding, in each case, to the fullest extent permitted by applicable law, any claim that: (a) the Company is not personally subject to the jurisdiction of any such court; (b) it is immune from any legal process (whether through service or notice, attachment prior to judgment, attachment in the aid of execution, execution or otherwise) with respect to it or its property; (c) any such suit, action or proceeding is brought in an inconvenient forum; (d) the venue of any such suit, action or proceeding is improper; or (e) this Agreement may not be enforced in or by any such court.

Nothing in these provisions shall affect any party's right to serve process in any manner permitted by law or limit its rights to bring a proceeding in the competent courts of any jurisdiction or jurisdictions or to enforce any lawful manner a judgment obtained in one jurisdiction in any other jurisdiction.